The Zweig Total Return Fund, Inc.
900 Third Avenue
New York, New York 10022
(212) 451-1100
December 22, 2006
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
To Whom It May Concern:
     Pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, The Zweig Total Return Fund, Inc. is transmitting herewith for filing a Registration Statement on Form N-2 (the “Registration Statement”), Investment Company Act File No. 811-05620.
     Please direct any comments or inquiries regarding the Registration Statement to Daren R. Domina, Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, telephone number: (212) 940-6517; facsimile number: (212) 894-5517.
     Thank you.

Very truly yours,

/s/ The Zweig Total Return Fund, Inc.

The Zweig Total Return Fund, Inc.